

January 2, 2013

Via E-mail
Colin T. Severn
Chief Financial Officer
William Lyon Homes
4490 Von Karman Avenue
Newport Beach, CA 92660

> **Re: William Lyon Homes**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 6, 2012**
> **File No. 333-183249**

Dear Mr. Severn:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. We note your response to comment three of our letter dated September 6, 2012. However, we note that Item 501(b)(3) of Regulation S-K and paragraph 16 of Schedule A of the Securities Act require that you disclose the price at which the securities will be sold. Given the lack of an established market for your securities, please disclose the fixed price at which the selling stockholders will sell the securities. We will not object if you also elect to disclose that the selling stockholders will sell at the fixed price until such time as a market for your securities develops. You should revise your disclosure accordingly throughout your prospectus, including in the Plan of Distribution.

2. We note your response to comment four of our letter dated September 6, 2012 that you are a "voluntary filer" and therefore you do not believe you are required to file such reports. However, it appears that your obligation to file periodic reports arises from Section 15(d) of the Exchange Act. Further, we note that even if you were a voluntary filer under Section 12(g), you are still required to file periodic reports and you can only cease filing such reports by deregistering the class of securities. See Question 116.02 of Compliance and Disclosure Interpretations for Exchange Act Sections. Please file the required periodic reports.

3. Because they are not considered outstanding, it does not appear that you can register the resale of Class A shares underlying the Class B shares which are in turn issuable upon exercise of the warrants to purchase Class B shares, nor register the resale of the Class A

shares underlying the Class C shares which are in turn issuable upon conversion of the Convertible Preferred shares.

Cover Page

4. Please delete the reference to the Table of Additional Co-Registrants, as this is no longer applicable to the offering.

Table of Contents

5. We note your response to comment eight of our letter dated September 6, 2012. However, we continue to believe that the statements that appear in the last three sentences of the paragraph immediately preceding the table of contents may suggest that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Further, we note in your response you state that there is no duty to update the information included in the prospectus. Such a statement is inconsistent with your obligations under the federal securities laws. Please delete the last three sentences of this paragraph, or, in the alternative, please revise the disclaimer so that it is consistent with your obligations under the federal securities laws.

The Offering, page 3

Offering of Capital Stock, page 3

6. We note your response to comment 15 of our letter dated September 6, 2012. However, your response appears to advise as to what will occur on the "Conversion Date" instead of advising as to the definition of the "Conversion Date." We note the definition of "Conversion Date" appears in Section 5 of your Amended and Restated Certificate of Incorporation. Please revise your disclosure to define "Conversion Date." Please disclose what the "Conversion Date" will be for conversion of the Class B Common Stock to Class A Common Stock and for the automatic conversion of the Convertible Preferred Stock.

Pro Forma Operating Statement, page 10

7. We note your response to comment one from our letter dated September 6, 2012. Notwithstanding the fact that your statement of operations for the period from February 25, 2012 through September 30, 2012 reflects the impact of adopting fresh start accounting, a pro forma statement of operations that reflects the impact of adopting fresh start accounting for the nine months ended September is required pursuant to Rule 11-02(c)(2)(i) of Regulation S-X. With regards to your pro forma footnotes, please show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. For example, it is

not clear how you arrived at the adjustments for amortization of intangibles and interest expense in notes (c) and (d). Please revise accordingly.

8. With regards to note (b), please tell us how you determined that it is appropriate to reverse the impairment loss for the year ended December 31, 2011. Please tell us how you determined that the elimination of the impairment loss on real estate assets is directly attributable to your plan of reorganization. Refer to Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results….., page 47

Results of Operations, page 49

Comparison of Years Ended December 31, 2011 and 2010, page 68

Impairment Loss on Real Estate Assets, page 73

9. We note your response to comment 30 from our letter dated September 6, 2012. On page 74, you indicate that during the 2011 period, you adjusted discount rates to a range of 18% to 22%. Please revise your disclosure to discuss why your discount rates were adjusted when compared to the 2010 period. Please provide disclosures similar to your discussion of the discounts rates in the period 2010.

Financial Condition and Liquidity, page 86

Cash Flows – Comparison of Nine Months Ended September 30, 2012 to…., page 93
Cash Flows – Comparison of Years Ended December 31, 2011 and 2010, page 94
Cash Flows – Comparison of Years Ended December 31, 2010 and 2009, page 94

10. We note your response to comment 32 from our letter dated September 6, 2012. In your discussions of operating cash flows for all periods presented, please expand this disclosure to provide a more robust explanation for the underlying reasons for changes in your working capital components such as receivables and accounts payable and accrued expenses. Your current disclosure does not clearly explain the reasons for these changes and there is no discussion of the underlying reasons for changes in accounts payable and accrued expenses. Please revise your disclosure accordingly.

Compensation Philosophy and Objectives, page 107

11. We note that in response to comment 35 of our letter dated September 6, 2012, you have revised your disclosure to note that the Compensation Committee reviews publicly-available data regarding executive compensation of other homebuilders as "one factor among many factors." Please note that the term benchmarking includes using compensation data about other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision. See

Question 118.05 of Compliance and Disclosure Interpretations for Regulation S-K. Given the broad definition of the term, please advise us whether you engaged in benchmarking. To the extent you engaged in benchmarking, please identify the benchmark and its component companies and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Grants of Plan-Based Awards, page 123

12. We note that in response to comment 41 of our letter dated September 6, 2012, you have included the amount of the Project Completion Bonus that was paid in 2010. Please note that the Grants of Plan-Based Awards Table should cover each grant made to a named executive officer in the last completed fiscal year. Please revise accordingly. See Item 402(d)(1) of Regulation S-K.

Description of Capital Stock, page 137

13. Please remove the reference to Delaware law in the first paragraph. You may not qualify this summary by reference to the law. Please refer to Rule 411(a) of Regulation C of the Securities Act of 1933.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

Note 2 – Chapter 11 Proceedings and Plans of Management, page F-11

14. In light of the fact that your Report of Independent Registered Public Accounting Firm, on page F-2 is dated December 4, 2012, please clarify why certain of the information presented in this footnote is labeled "unaudited". Please identify the authoritative literature you relied on.

Notes to Plan of Reorganization and Fresh Start Accounting Adjustments, page F-15

15. We have read your response to comment 50 from our letter dated September 6, 2012 and have the following comments.

- With regards to note (i), given that you received $50.0 million in cash for your redeemable convertible preferred stock, please tell us and revise your disclosures to clarify how you determined that the market value of your redeemable convertible preferred stock was $56.4 million. Please tell us how you determined that it was appropriate to include incremental value of dividends to be paid at 4% cash and 2% payable in kind. Please cite the accounting literature used to support your conclusions;

- With reference to the terms of the individual debt agreements, please tell us and expand your disclosures to fully explain how you determined the $384.5 million fair value of your total debt;

- Please tell us and expand your disclosures to fully explain how you determined the fair value of both your common stock and warrants; and

- With regards to notes (k), (l), and (t), please expand your disclosures to show precisely how you arrived at each adjustment amount.

Note 3 – Variable Interest Entities and Non-controlling Interests, page F-16

16. We note your response to comment 51 from our letter dated September 6, 2012. Please also disclose how you use the other factors discussed in your disclosure regarding the determination of the primary beneficiary of a VIE. Your disclosure should include a discussion of voting rights, risks involvement in the operations of the VIE, ability to make major decisions, and contractual obligations. Please specifically disclose how these other significant involvements are considered along with project cash flows in determining whether you are the primary beneficiary.

Note 13 – Subsequent Events, page F-48

17. We note your response to comment 56 from our letter dated September 6, 2012. Please disclose the actual date through which your subsequent events have been evaluated. Please also revise your disclosure on page F-93 to disclose the actual date through which your subsequent events were evaluated. Refer to ASC 855-10-50-1.

Unaudited Financial Statements – September 30, 2012, page F-53

General

18. Please address the above comments in your interim financial statements as well, as applicable.

Note 1 – Basis of Presentation and Signficant Accounting Policies, page F-58

19. Please provide an accounting policy for your basic and diluted (Loss) income per share.

Note 11 - Fair Value of Financial Instruments, page F-86

20. You have disclosed the estimated fair value of your financial liabilities as of September 30, 2012 and December 31, 2011. Please provide the following:

- Please tell us how you determined that the fair value of your note payable was the same as the carrying value as of December 31, 2011 and September 30, 2012;

- You disclosed that the fair value of your Senior Secured Term Loan due 2015 on December 31, 2011 was $235,000 and the carrying value was $206,000. You also disclosed that the carrying value was adjusted to fair value based on fresh start accounting adjustments. Given that you did not emerge from bankruptcy until February 24, 2012, please tell us how you determined that the fair value of your Senior Secured Term Loan due 2015 as of December 31, 2011 was $235,000. Please also tell us how you determined that the fair value of your Senior Secured Term Loan due 2015 was the same on both December 31, 2011 and September 30, 2012;

- Similarly, please also tell us how you determined the fair value of your Senior Subordinated Secured Note due 2017 on September 30, 2012; and

- Please also revise your disclosure to include the disclosure required by ASC 820-10-50 including but not limited to (i) the valuation techniques and imputs used to determine fair value and (ii) the level within the fair value hierarchy in which the fair value measurements in their entirety fall and for fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, if applicable.

Note 17 – Subsequent Events, page F-93

21. Please expand your disclosures to quantify for readers the estimated impact that the Paulson convertible preferred stock issuance, equity grants to certain officers and senior note offering will have on your results of operations.

Undertakings, page II-8

22. Please remove the undertaking in Item 512(a)(6) as it is applicable only to an initial distribution of securities.

Legal Opinion

23. Please revise the opinion to consent to being named in the registration statement under the caption, "Legal Matters."

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Michael Treska, Esq. (*via E-mail*)
        Latham & Watkins LLP